Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2.	Date of Material Change

January 15, 2010

Item 3.	News Release

The Issuer disseminated a press release dated January 15, 2010 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change

The Issuer announced that it has entered into a loan agreement with two institutional investors for a total of US$2.5 million.

Item 5.	Full Description of Material Change

The Issuer announced that it has entered into a corporate loan agreement (the “Loan”) with two institutional investors (the “Lenders”) for a total of US$2.5 million with interest of 10% per annum. As partial consideration of the Loan, the Issuer issued to the Lenders an aggregate of 352,534 bonus shares (the “Bonus Shares”) of the Issuer at a deemed price of CDN$1.46 per share. The Bonus Shares will be subject to a hold period which will expire at midnight on May 25, 2010. As additional consideration for the Loan, the Issuer granted a security interest to each of the Lenders over all of its present and after-acquired assets.

The Issuer also paid a finder’s fee to PI Financial Corp., who acted as an advisor on the Loan, in the amount of 7% cash and 7% non-transferable finder’s warrants (the “Finder’s Warrants”). Each Finder’s Warrant entitles the holder to acquire one common share of the Issuer at a price of $1.82 per share at any time on or prior to 5:00 pm (Vancouver time) on January 21, 2012. The hold period for the Finder’s Warrants and any underlying securities issued upon exercise thereof expire at midnight on May 21, 2010.

The Issuer used the loan proceeds to secure a letter of credit in favour of Southern California Edison (“SCE”) in connection with a Power Purchase Agreement previously entered into between the Issuer and SCE and as assurance that the Issuer will complete construction on a 120 MW (megawatt) project on the Issuer’s Windstar 120 project located in Tehachapi, California.

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

January 25, 2010

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

January 15, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 47,542,397

Posting of Development Fee and Corporate Loan

Western Wind Energy Corp. (“Western Wind”) is pleased to announce that it is posting a US$2.4 million development fee in favor of Southern California Edison as insurance that Western Wind will complete the construction of the 120 Megawatt Windstar project located in Tehachapi, California. Further to our news release of December 29, 2009 the company anticipates under advice from its turbine vendor, and Engineering Procurement and Construction team, construction will start on August 1, 2010 and commercial operations will occur will on March 1, 2011.

It is the opinion of management that the current Western Wind share value does not warrant any meaningful dilution via a private placement and in this regard the company has entered into a corporate loan agreement with two institutional investors for a total of US$2.5 million. The loan bears interest at 10% per annum. A bonus is payable in common shares of the company at a discounted market price of CDN $1.46. A finders fee is payable to PI Financial Corp., who acted as an advisor on the loan, in the amount of 7% cash and 7% warrants. The warrants have a term of two years and an exercise price of CDN $1.82. The bonus shares total 352,534

The loan is subject to Toronto Venture Exchange final approval.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns in California over 500 wind turbines with 34.5 MW of rated capacity and a further 131MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.